Financial Counselors, Inc.

442 West 47th Street

Kansas City, Missouri 64112

Letter Agreement

May 21, 2012

To:	Board of Trustees

Unified Series Trust

2960 N. Meridian Street, Suite 300

Indianapolis, Indiana 46208

Dear Sirs and Madam:

You have engaged us to act as the sole investment advisor to the FCI Bond Fund (the “Fund”), a series of the Unified Series Trust, an Ohio business trust, pursuant to a Management Agreement approved by the Board of Trustees.

Effective February 1, 2013, we hereby agree to waive our management fee and/or reimburse expenses so that the Fund’s total annual operating expenses, excluding: brokerage fees and commissions; borrowing costs (such as (i) interest and (ii) dividend expenses on securities sold short); taxes; any 12b-1 fees; any indirect expenses such as acquired fund fees and expenses; and extraordinary litigation expenses do not exceed 0.80% of the Fund’s average daily net assets through January 31, 2014. This Agreement shall continue in place until the earlier to occur of January 31, 2014, or such date as the Fund is terminated or liquidated in accordance with the provisions of the Trust’s Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap below 0.80%.

Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the above expense limitation.

Very truly yours, Financial Counselors, Inc.
By:	/s/ Amy L. Schaff

Name: Amy L. Schaff
Title: SVP/CCO
Acceptance The foregoing Agreement is hereby accepted.
Unified Series Trust
By:	/s/ John C. Swhear

John C. Swhear, Interim President